May 21, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation
  Amendment No. 4 to Registration Statement on Form S-1
  Filed May 7, 2007
  File No. 333-140973

Ladies and Gentlemen:

This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") in response to comments contained in the letter dated May 18, 2007 (the "Letter") from Jeffrey P. Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Stanley N. Lapidus, Chief Executive Officer of the Company, with respect to Amendment No. 4 to the Company's Registration Statement on Form S-1 (the "Amendment No. 4") that was filed with the Commission on May 7, 2007. The Company is concurrently filing Amendment No. 5 to the Company's Registration Statement on Form S-1 ("Amendment No. 5"), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff's comments.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized, and all page references in the Company's response are to Amendment No. 5 as marked. Copies of this letter are being sent under separate cover to Sonia Barros of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Amendment No. 4, and page references in the responses refer to Amendment No. 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock based compensation, page 46

Comment No. 1

Please refer to your response to prior comment three. Please explain to us why using companies that completed their initial public offering within the past 10 years is appropriate. Explain to us how you considered the historical volatility of the similar companies listed in your response to estimate your volatility. Also, tell us why these companies are considered similar. It appears that the companies listed in your response are not similar in size, financial leverage or stage of life cycle. For example, companies listed are not in the development stage and all have product sales. Please tell us any additional factors you considered to explain why these companies are similar.

Response to Comment No.1

The prospectus contained in Amendment No. 5 has been revised on pages 45, 47, F-20 and F-25 in response to the Staff's comment. The Company supplementally advises the Staff that it has deleted the reference to companies that have completed initial public offerings within the last ten years in the prospectus contained in Amendment No. 5. Further, in accordance with FAS 123(R) paragraph A22, since the Company has been historically a nonpublic company, the Company used the average volatility of otherwise similar entities within its industry to determine its expected volatility. In determining the entities to use, the Company considered numerous entities within its industry including its competitors. For each entity, the Company analyzed the market capitalization, annual revenue, cash flow from operations, and stage of life cycle. Based on this analysis, the Company determined that there were no entities that were similar to the Company in each of stage of development, revenue and nature of business primarily because the Company's competitors are either: (i) very large entities with significant market capitalizations, significant revenue and positive cash flow; or (ii) private companies with no published stock prices or method for determining historical volatility. Given this, the Company believes it was appropriate to base its expected volatility assumption on entities within its industry with a relatively small market capitalizations (a range of $156 million to $457 million), annual revenue of approximately $50 million or less, negative or a small amount of cash flow from operations, and periods of time as public companies that approximated the Company's expected stock option life of 7 years. As a result, the five companies listed below were used as the entities to determine the Company's expected volatility.

The Company's expected volatility assumption was determined by averaging the seven-year historical volatility (or in the case of Genomic Health, Inc. and Third Wave Technologies, Inc., a shorter period because each were public for less than a full 7 years) of the five entities listed below. The historical volatility of these entities was calculated on a weekly basis. The seven-year period was used because it is equivalent to the Company's expected life assumption with respect to its stock options. This resulted in the Company's expected volatility assumption of approximately 76%-80%.

Company	Year of IPO	Market capitalization(1)	Revenue(1)	Net cash (used in) provided by operating activities(1)		Historical volatility(2)
CuraGen Corporation	1998	$259M	$40M	$(55	)M	82.4%
Genomic Health, Inc.	2005	$457M	$29M	$(21	)M	63.7%
Luminex Corporation	2000	$402M	$53M	$4M		73.7%
Sequenom, Inc.	2000	$156M	$28M	$(11	)M	90.8%
Third Wave Technologies, Inc.	2001	$202M	$28M	$(14	)M	72.5%

(1)
Amounts are as of or for the year ended December 31, 2006.

(2)
Calculated using a historical weekly stock price for the seven-year period ended December 31, 2006 (or shorter period if the company's common stock has not been publicly traded for seven years).

Comment No. 2

Your revised disclosures refer to an "independent valuation specialist" and an "independent valuation firm." The use of an independent valuation specialist or firm equates to the use of a valuation expert. Please name this expert and provide their consent in your registration statement.

Response to Comment No. 2

The prospectus contained in Amendment No. 5 has been revised on pages 46 and F-28 in response to the Staff's comment. The Company supplementally advises the Staff that the reference to the independent valuation firm has been removed, and accordingly the Company does not believe consent of such firm is required.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies, page F-17

Comment No. 3

Please refer to prior comment 11. You appear to have omitted discussion of the termination provisions for the Caltech license agreement. Please provide this disclosure or explain your basis for excluding it from the filing.

Response to Comment No. 3

The prospectus contained in Amendment No. 5 has been revised on page F-17 in response to the Staff's comment.

Note 10. Redeemable Convertible Preferred Stock, page F-19

Comment No. 4

Please refer to prior comment 12. You describe the accounting for the beneficial conversion feature as an "immediate charge to the consolidated statement of operations." Please revise this disclosure to clarify your accounting for the deemed dividend implicit in the beneficial conversion feature.

Response to Comment No. 4

The prospectus contained in Amendment No. 5 has been revised on pages 35 and F-22 in response to the Staff's comment.

* * * * *

If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1346.

Sincerely,
/s/ Edward A. King Edward A. King, Esq.
cc:
Stanley N. Lapidus
Louise A. Mawhinney
Mark C. Solakian
    Helicos BioSciences Corporation
Lawrence S. Wittenberg, Esq.
    Goodwin Procter LLP

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